Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

June 18, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington D.C., 20549

Re:	Dais Analytic Corporation
Request to Withdraw Registration Statement on Form S-1
Registration No. 333-176894

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Dais Analytic Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-176894), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 19, 2011 and was declared effective on February 13, 2012. The Company is requesting such withdrawal because of its decision to terminate its public offering of common stock covered by the Registration Statement due to unfavorable market conditions. No securities were sold or will be sold under the Registration Statement or the prospectus contained in the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) promulgated under the Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

In accordance with the foregoing, the Company respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information, please contact the Company’s legal counsel, Peter DiChiara, at (212) 879-9321. Thank you for your assistance with this application for withdrawal.

Very truly yours,

DAIS ANALYTIC CORPORATION

By: /s/ Timothy N. Tangredi
Timothy N. Tangredi
Chief Executive Officer